                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)1

                             Southwest Bancorp, Inc.
--------------------------------------------------------------------------------
                                 (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   844767 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                James B. Wise, MD
                            3435 NW 56th St., BLDG. A
                                  Suite A-1010
                          Oklahoma City, Oklahoma 73112
                                 (405) 751-0928
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 19, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 Pages

         +---------------------------+              +--------------------+
         |CUSIP No.  844767 10 3     |     13D      |Page 2 of 7 Pages   |
                     -----------                          -
         +---------------------------+              +--------------------+
         +---------------------------------------------------------------+
         | 1 | NAME OF REPORTING PERSON                                  |
         |   | I.R.S. IDENTIFICATION NO.OF ABOVE PERSON (ENTITIES ONLY)  |
         |   | JAMES B. WISE                                             |
         +---+-----------------------------------------------------------|
         | 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a|   |  |
         |   |                                                    |---|  |
         |   |                                                   b|   |  |
         +---+-----------------------------------------------------------|
         | 3 | SEC USE ONLY                                              |
         |   |                                                           |
         +---+-----------------------------------------------------------|
         | 4 | SOURCE OF FUNDS*                                          |
         |   | 00                                                        |
         +---+-----------------------------------------------------------|
         | 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       | | |
         |   | REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           N/A     |
         +---+-----------------------------------------------------------|
         | 6 | CITIZENSHIP OR PLACE OF ORGANIZATION                      |
         |   | United States                                             |
         +---------------------------------------------------------------|
         |              | 7 | SOLE VOTING POWER                          |
         |              |   |         1,000                              |
         |  NUMBER OF   +---+--------------------------------------------|
         |    SHARES    | 8 | SHARED VOTING POWER                        |
         | BENEFICIALLY |   |         0                                  |
         |   OWNED BY   +---+--------------------------------------------|
         |     EACH     | 9 | SOLE DISPOSITIVE POWER                     |
         |  REPORTING   |   |         1,000                              |
         | PERSON WITH  +---+--------------------------------------------|
         |              | 10| SHARED DISPOSITIVE POWER                   |
         |              |   |         0                                  |
         +---------------------------------------------------------------|
         | 11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING     |
         |   | PERSON:   1,000                                           |
         +---+-----------------------------------------------------------|
         | 12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES    |
         |   | CERTAIN SHARES*                                           |
         +---+-----------------------------------------------------------|
         | 13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        |
         |   |       Less than                                           |
         +---+-----------------------------------------------------------|
         | 14| TYPE OR REPORTING PERSON*                                 |
         |   | IN                                                        |
         +---------------------------------------------------------------+

                               Page 2 of 7 Pages

         +---------------------------+              +--------------------+
         |CUSIP No.  844767 10 3     |     13D      |Page 3 of 7 Pages   |
         |           -----------     |              |     -    -         |
         +---------------------------+              +--------------------+
         +---------------------------------------------------------------+
         | 1 | NAME OF REPORTING PERSON                                  |
         |   | I.R.S. IDENTIFICATION NO.OF ABOVE PERSON (ENTITIES ONLY)  |
         |   | ALLEN H. WISE                                             |
         +---+-----------------------------------------------------------|
         | 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a|   |  |
         |   |                                                    |---|  |
         |   |                                                   b|   |  |
         +---+-----------------------------------------------------------|
         | 3 | SEC USE ONLY                                              |
         |   |                                                           |
         +---+-----------------------------------------------------------|
         | 4 | SOURCE OF FUNDS*                                          |
         |   | 00                                                        |
         +---+-----------------------------------------------------------|
         | 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS           |
         |   | REQUIREDPURSUANT TO ITEMS 2(d) OR 2(e)           N/A      |
         +---+-----------------------------------------------------------|
         | 6 | CITIZENSHIP OR PLACE OF ORGANIZATION                      |
         |   | United States                                             |
         +---------------------------------------------------------------|
         |              | 7 | SOLE VOTING POWER                          |
         |              |   |         100                                |
         |  NUMBER OF   +---+--------------------------------------------|
         |    SHARES    | 8 | SHARED VOTING POWER                        |
         | BENEFICIALLY |   |         0                                  |
         |   OWNED BY   +---+--------------------------------------------|
         |     EACH     | 9 | SOLE DISPOSITIVE POWER                     |
         |  REPORTING   |   |         100                                |
         | PERSON WITH  +---+--------------------------------------------|
         |              | 10| SHARED DISPOSITIVE POWER                   |
         |              |   |         0                                  |
         +---------------------------------------------------------------|
         | 11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING     |
         |   | PERSON: 100                                               |
         +---+-----------------------------------------------------------|
         | 12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES    |
         |   | CERTAINSHARES*                                            |
         +---+-----------------------------------------------------------|
         | 13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        |
         |   | Less than 1.0%                                            |
         +---+-----------------------------------------------------------|
         | 14| TYPE OR REPORTING PERSON*                                 |
         |   | IN                                                        |
         +---------------------------------------------------------------+

Item 1.  Security and Issuer.
----------------------------

     The class of equity security to which this statement relates is the common stock, $1.00 par value (the "Common Stock"), of Southwest Bancorp, Inc. (the "Company"), whose executive offices are located at 608 South Main Street, Stillwater, Oklahoma 74074.

Item 2.  Identity and Background.
--------------------------------

     (a) The name of the persons filing this statement are James B. Wise, MD, and Allen H. Wise, each a co-executor of the estate of Paul C. Wise, deceased.

     (b)  The business addresses of the persons filing this statement are:

          James B. Wise, MD
          3435 NW 56th St. BLDG. A
          Suite A-1010
          Oklahoma City, Oklahoma 73112

          Allen H. Wise
          Collection Division
          Oklahoma Tax Commission
          3017 N. Stiles
          P.O. Box 26790
          Oklahoma City, OK  73126-0790

     (c)  The principal occupations of the persons filing this statement are:
          James B. Wise, MD--Physician
          Allen H. Wise    --Auditor and Case Worker

     (d) Neither of the persons filing this report has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) Neither of the persons filing this report has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Each of the persons filing this report is a citizen of the United
          States.

Item 3.  Source and Amount of Funds or Other Considerations.
-----------------------------------------------------------

     On March 10, 1998, James B. Wise and Allen H. Wise were qualified under Oklahoma law as the executors of the estate of Paul C. Wise, deceased.

Item 4.  Purpose of the Transaction
-----------------------------------

     James B. Wise and the estate of Paul C. Wise, deceased, sold all of the shares of Common Stock of the Company owned by the estate and all but 1,000 shares owned by James B. Wise in a public offering completed on March 19, 1999 (the "Offering").

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

     (a)  Please see item on the Cover Page.

     (b)  Please see item on the Cover Page.

     (c) James B. Wise sold 114,920 shares of the Common stock of the Company and the estate of Paul C. Wise sold 696,311 shares of the Common Stock of the Company in the Offering completed on March 19, 1999. The gross sales price per share was $24.375. During the past 60 days, neither of the persons filing this statement has effected a transaction in the class of securities to which this statement relates other than in the Offering.

     (d) No other person has any interest in the securities reported on pursuant to this statement on Schedule 13D.

     (e)  March 19, 1999.

Item 6.  Contracts, Arrangements, Understandings or Relationships With
----------------------------------------------------------------------
         Respect to Securities of the Issuer
         -----------------------------------

     There are no contracts, arrangements, understandings or relationships between the undersigned and any other person with respect to the issuer's securities, including but not limited to the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or otherwise than the Underwriting Agreement for the Offering, as it contains representations, warranties and indemnification obligations and an Offering Agreement dated January 5, 1999, so far as it contains representations and warranties and prohibits James B. Wise and the estate of Paul C. Wise from encouraging, assisting, cooperating with, or participating in any attempt by any party to effect a change in control of the Company in the period ending January 5, 2001.

Item 7.  Material to be Filed as Exhibits.
-----------------------------------------

                                   Signature
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




March 29, 1999                                  As an individual and as
----------------                                co-executor of the estate of
Date                                            Paul C. Wise

                                                /s/ James B. Wise
                                                ----------------------------
                                                James B. Wise

                                    Signature
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




March 29, 1999                                  As an individual and as
---------------------                           co-executor of the estate of
Date                                            Paul C. Wise

                                                /s/ Allen H. Wise
                                                -----------------------------
                                                Allen H. Wise